SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of April, 2010

CHINA PETROLEUM & CHEMICAL CORPORATION
22 Chaoyangmen North Street,
Chaoyang District, Beijing, 100728
People's Republic of China
Tel: (8610) 59960114

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F	✓	Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes	No	✓

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________.)
N/A

This Form 6-K consists of:

1.	a supplementary notice of the 2009 annual general meeting, made by China Petroleum & Chemical Corporation (the “Registrant”) on April 29, 2010;
2.	an announcement on resignation and proposed appointment of directors and supervisors, made by the Registrant on April 29, 2010; and
3.	a first quarter results announcement for 2010, made by the Registrant on April 28, 2010.

Document 1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcemet.

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock Code: 0386)

SUPPLEMENTARY NOTICE OF
THE 2009 ANNUAL GENERAL MEETING

Reference is made to the notice of the annual general meeting for 2009 (“2009 Annual General Meeting”) of China Petroleum & Chemical Corporation (“Sinopec Corp.”) dated 1 April 2010 (“AGM Notice”). As set out in the AGM Notice, the board of directors of Sinopec Corp. resolved to propose at the 2009 Annual General Meeting the resolutions (including ordinary resolutions and special resolutions) contained in the AGM Notice for its shareholders’ consideration and approval.

SUPPLEMENTAL NOTICE IS HEREBY GIVEN that the 2009 Annual General Meeting will be held at 9:00a.m. on Tuesday, 18 May 2010 at Kempinski Hotel, 50 Liangmaqiao Road, Chaoyang District, Beijing, PRC, as scheduled. In addition to the resolutions contained in the AGM Notice, the following supplementary ordinary resolution proposed by China Petrochemical Corporation (the controlling shareholder of Sinopec Corp., holding 75.84% shareholding in Sinopec Corp.) was submitted to Sinopec Corp. in accordance with laws:

As ordinary resolutions

12 to elect independent non-executive directors of the Fourth Session of the Board of Directors of Sinopec Corp.:

(1)           Mr. Ma Weihua; and

(2)           Mr. Wu Xiaogen.

All independent non-executive directors of Sinopec Corp. consented to the nomination of Mr. Ma Weihua and Mr. Wu Xiaogen by China Petrochemical Corporation to be the candidates for independent non-executive directors of the Fourth Session of the Board of Directors.

By Order of the Board Chen Ge Secretary to the Board of Directors

Beijing, the PRC
29 April 2010

Note:

1.           The supplementary proxy form for the above No. 12 ordinary resolution is attached to this notice.

2.           Please refer to the AGM Notice of 2009 Annual General Meeting of Sinopec Corp. dated 1 April 2010 for details in respect of other resolutions to be passed at the 2009 Annual General Meeting, eligibility for attending the 2009 Annual General Meeting, proxy, registration procedures, closure of register of members, procedures for demanding a poll to vote on resolutions and other relevant matters.

As at the date of this announcement, the directors of the Company include: Su Shulin*, Wang Tianpu#, Zhang Yaocang*, Zhang Jianhua#, Wang Zhigang#, Cai Xiyou#, Cao Yaofeng*, Li Chunguang*, Dai Houliang#, Liu Yun*, Liu Zhongli+, Ye Qing+, Li Deshui+, Xie Zhongyu+ and Chen Xiaojin+.

#           Executive-directors

*           Non-executive directors

+           Independent non-executive directors

Document 2

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock Code: 0386)

RESIGNATION AND PROPOSED
APPOINTMENT OF DIRECTORS AND SUPERVISORS

The Board announces that (1) Mr. Liu Zhongli and Mr. Ye Qing have tendered their resignation as independent non-executive Directors with effect from the conclusion of the AGM, and Mr. Ma Weihua and Mr. Wu Xiaogen have been proposed to be appointed as independent non-executive Directors, subject to the approval of the shareholders of Sinopec Corp. by way of ordinary resolutions(s) at the AGM; and (2) Mr. Liu Xiaohong and Mr. Su Wensheng have tendered their resignation as employee representative Supervisors with effect from 28 April 2010, and Mr. Cui Guoqi and Mr. Chang Zhenyong have been elected as employee representative Supervisors by employees of Sinopec Corp. through democratic election.

RESIGNATION OF INDEPENDENT NON-EXECUTIVE DIRECTORS

The board (the “Board”) of directors (the “Directors”) of China Petroleum & Chemical Corporation (“Sinopec Corp. “) announces that, pursuant to the relevant opinions on age of independent directors of the listed companies issued by the relevant government authorities of the People's Republic of China, each of Mr. Liu Zhongli and Mr. Ye Qing has tendered his respective resignation as an independent non-executive Director with effect from the conclusion of the forthcoming annual general meeting for 2009 of Sinopec Corp. to be held on 18 May 2010 (the “AGM”).

Each of Mr. Liu Zhongli and Mr. Ye Qing has confirmed that he has no disagreement with the Board and there are no other matters relating to his resignation as an independent non-executive Director that need to be brought to the attention of the shareholders of Sinopec Corp.

Taking this opportunity, the Board would like to express its gratitude to Mr. Liu and Mr. Ye for their great contribution and constant advice to Sinopec Corp. during his tenure of directorship.

PROPOSED APPOINTMENT OF INDEPENDENT NON-EXECUTIVE DIRECTORS

Mr. Ma Weihua and Mr. Wu Xiaogen have been proposed to be appointed as independent non-executive Directors, subject to the approval of the shareholders of Sinopec Corp. by way of ordinary resolutions(s) at the AGM.

Mr. Ma Weihua

Ma Weihua, aged 61. Mr. Ma is a senior economist. He graduated with a doctorate degree. He has served as a vice director of the General Affairs Office of the People’s Bank of China (“PBOC”) since May 1988 and deputy director of the Fund Planning Department of PBOC since March 1990. He has served as deputy president and secretary of the Party of the Hainan Branch of PBOC since October 1992 and a director, governor and secretary of the Communist Party Committee of China Merchant Bank since January 1999.

Mr. Ma has not held any directorship in other listed companies in the past three years.

As at the date of the announcement, Mr. Ma has no relationship with any Directors, senior management or substantial or controlling shareholder(s) of Sinopec Corp.

As at the date of the announcement, Mr. Ma does not have any interest in the shares of Sinopec Corp. within the meaning of Part XV of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong).

Sinopec Corp. is of the view that Mr. Ma has satisfied the requirement of independence as set out in Rule 3.13 of the Hong Kong Listing Rules.

Save as disclosed above, the Board is not aware of any other matters in relation to Mr. Ma’s proposed appointment as an independent non-executive director of Sinopec Corp. that need to be brought to the attention of the shareholders of Sinopec Corp. nor any information that is required to be disclosed pursuant to Rules 13.51(2)(h) to 13.51(2)(v) of the Hong Kong Listing Rules.

Mr. Wu Xiaogen

Wu Xiaogen, aged 44. Mr. Wu is a researcher. He graduated with a doctorate degree. He served as an assistant to the general manager, deputy general manager of the Securities Business Department of China Jingu International Trust and Investment Limited in April 1998. He has served as the deputy general manager of the Securities Management Department, the general manager of the Institutional Management Department of China Technology International Trust Investment Company since March 1999. He was the head of the audit teaching and research unit of the School of Accountancy of Central University of Finance and Economics from July 2000 and the vice president of the School of Accountancy of Central University of Finance and Economics from July 2000. He has been the chief accountant of China First Heavy Industries since November 2004. Mr. Wu served as independent director of Heilongjiang SunField Science and Technology Co., Ltd. (黑龍江聖方科技股份有限公司) from 30 May 2005 to 30 May 2008 and independent director of Beijing AriTime Intelligent Control Co., Ltd. (北京金自天正智慧控制股份有限公司) from 28 January 2003 to 28 January 2009, and has served as independent director of China Eastern Airlines Corporation since 19 March 2010.

Save as disclosed above, Mr. Wu has not held any directorship in other listed companies in the past three years.

As at the date of the announcement, Mr. Wu has no relationship with any Directors, senior management or substantial or controlling shareholder(s) of Sinopec Corp.

As at the date of the announcement, Mr. Wu does not have any interest in the shares of Sinopec Corp. within the meaning of Part XV of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong).

Sinopec Corp. is of the view that Mr. Wu has satisfied the requirement of independence as set out in Rule 3.13 of the Hong Kong Listing Rules.

Save as disclosed above, the Board is not aware of any other matters in relation to Mr. Wu’s proposed appointment as an independent non-executive director of Sinopec Corp. that need to be brought to the attention of the shareholders of Sinopec Corp. nor any information that is required to be disclosed pursuant to Rules 13.51(2)(h) to 13.51(2)(v) of the Hong Kong Listing Rules.

Subject to the approval by the AGM, the above independent non-executive director candidates will enter into corresponding service contracts with Sinopec Corp., with the office of term commencing from 18 May 2010 until the convening of the 2011 annual general meeting to be held in 2012. According to the service contracts, the emoluments for the provision of services by the independent non-executive Directors under the service contracts is RMB240,000 (before tax). Sinopec Corp. will disclose the remuneration paid to the relevant Directors during the reporting period in its annual report.

RESIGNATION OF EMPLOYEE REPRESENTATIVE SUPERVISORS

The Board announces that, due to adjustment of work, each of Mr. Liu Xiaohong and Mr. Su Wensheng has tendered his respective resignation as an employee representative supervisor of Sinopec Corp. with effect from 28 April 2010.

Each of Mr. Liu Xiaohong and Mr. Su Wensheng has confirmed that he has no disagreement with the Board and the supervisory committee and there are no other matters relating to his resignation as an employee representative supervisor that need to be brought to the attention of the shareholders of Sinopec Corp.

The Board hereby expresses its gratitude to Mr. Liu and Mr. Su for their significant contribution and valuable opinions to Sinopec Corp. during their term of office.

APPOINTMENT OF EMPLOYEE REPRESENTATIVE SUPERVISORS

Mr. Cui Guoqi and Mr. Chang Zhenyong have been elected as employee representative supervisors by employees through democratic election.

Mr. Cui Guoqi,

Cui Guoqi, aged 57. Mr. Cui is a professor level senior political tutor and obtained master degree. Mr. Cui was appointed as chairman of the trade union of Sinopec Yanshan Petrochemical Corporation in February 2000. He was appointed as chairman of the trade union and a director of Sinopec Yanshan Petrochemical Corporation in April 2002. He was appointed as Deputy Secretary of Party Committee, Chairman of Labor Union of Beijing Yanshan Petrochemical Corporation in August 2005. Mr. Cui was appointed as the Deputy Secretary of Party Committee of Sinopec Yanshan Petrochemical Company and its Union Chairman, Director, and Chairman of Beijing Eastern Petrochemical Co. Ltd. in November 2006. In October 2007, he was appointed as president, deputy secretary of Party Committee of Baichuan Economical and Trading Company of China Petrochemical Corporation and director general of Headquarters Services Department of China Petrochemical Corporation. Mr. Cui was appointed as employee representative supervisor of the second session of Supervisory Board of Sinopec Corp. in April 2003; he was elected as employee representative supervisor of the third session of Supervisory Board of Sinopec Corp. in May 2006.

Mr. Cui has not held any directorship in other listed companies in the past three years.

As at the date of the announcement, Mr. Cui has no relationship with any Directors, senior management or substantial or controlling shareholder(s) of Sinopec Corp.

As at the date of the announcement, Mr. Cui does not have any interest in the shares of Sinopec Corp. within the meaning of Part XV of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong).

Save as disclosed above, the Board is not aware of any other matters in relation to Mr. Cui’s appointment as an employee representative supervisor that need to be brought to the attention of the shareholders of Sinopec Corp. nor any information that is required to be disclosed pursuant to Rules 13.51(2)(h) to 13.51(2)(v) of the Hong Kong Listing Rules.

Mr. Chang Zhenyong

Chang Zhenyong, aged 52. Mr. Chang is a professor level senior political tutor and obtained master degree. He has served as deputy manager of Sinopec Tianjin Petrochemical Corp. since September 1997; deputy manager of Sinopec Tianjin Petrochemical Corp., deputy manager of Sinopec Tianjin since February 2000; manager of Sinopec Tianjin, deputy manager of Sinopec Tianjian Petrochemical Corp. since September 2000. He was appointed as a member of the Standing Committee of the Communist Party and deputy mayor (nominal) of Beihai City of Guangxi Zhuang Autonomous Region in February 2004. Mr. Chang was appointed as the director of the department of production and operations management in November 2005. In December 2007, he was appointed as the general manager, deputy secretary of the Communist Party Committee of Qilu Petroleum and Petrochemical Company, general manager of Sinopec Qilu in December 2007.

Mr. Chang has not held any directorship in other listed companies in the past three years.

As at the date of the announcement, Mr. Chang has no relationship with any Directors, senior management or substantial or controlling shareholder(s) of Sinopec Corp.

As at the date of the announcement, Mr. Chang does not have any interest in the shares of Sinopec Corp. within the meaning of Part XV of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong).

Save as disclosed above, the Board is not aware of any other matters in relation to Mr. Chang’s appointment as an employee representative supervisor that need to be brought to the attention of the shareholders of Sinopec Corp. nor any information that is required to be disclosed pursuant to Rules 13.51(2)(h) to 13.51(2)(v) of the Hong Kong Listing Rules.

The above employee representative supervisors, who have been elected by the employees of Sinopec Corp. by way of democratic election, have entered into relevant service contracts with Sinopec Corp., with the terms commencing from 28 April 2010 up to the convening of the 2011 annual general meeting to be held in 2012. Pursuant to the provisions in the relevant service contracts, the remuneration under the service contract will be set in accordance with relevant laws and regulations and “Measures for Implementation of Remuneration Packages for Senior Management of Sinopec Corp.

GENERAL

A circular containing details of the proposed appointment of Directors will be despatched to the shareholders of Sinopec Corp. as soon as practicable. A supplemental notice of the AGM will be issued in due course.

By Order of the Board Chen Ge Secretary to the Board of Directors

Beijing, PRC, 29 April 2010

As of the date of this notice, directors of the company are: Su Shulin*, Wang Tianpu#, Zhang Yaocang*, Zhang Jianhua#, Wang Zhigang#, Cai Xiyou#, Cao Yaofeng*, Li Chunguang*, Dar Houliang#, Liu Yun*, Liu Zhongli+, Ye Qing+, Li Deshui+, Xie Zhongyu+ and Chen Xiaojin+.

# Executive Director
 * Non-executive Director
 + Independent Non-executive Director

Document 3

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this document, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this document.

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock Code: 0386)

China Petroleum & Chemical Corporation
First Quarter Results Announcement for 2010

§1           Important Notice

1.1           The Board of Directors, the Supervisory Board of China Petroleum & Chemical Corporation (“Sinopec Corp.” or the “Company”) and its directors, supervisors and senior management warrant that there are no material omissions, or misrepresentations or misleading statements contained in this announcement and severally and jointly accept full responsibility for the authenticity, accuracy and completeness of the information contained in this announcement.

1.2           This quarterly results announcement has been reviewed and approved at the sixth meeting of the Fourth Session of the Board of Directors of Sinopec Corp..

1.3           The financial statements contained in this announcement have not been audited.

1.4	Responsible person of the Company	Mr. Su Shulin
	Person responsible for accounting	Mr. Wang Xinhua
	Person responsible for the accounting division of the Company	Mr. Wang Xinhua

Mr. Su Shulin, Chairman of the Board of Directors of Sinopec Corp., Mr. Wang Tianpu, Vice Chairman and President of Sinopec Corp., Mr. Wang Xinhua, Chief Financial Officer and Head of the Accounting Division of Sinopec Corp., hereby declare that the authenticity and completeness of the financial statements contained in this quarterly results announcement are warranted.

§2           Basic Information of Sinopec Corp.

2.1           Principal financial data and indicators

2.1.1           Financial data and indicators prepared in accordance with the China Accounting Standards for Business Enterprises (“ASBE”)

	At 31 March 2010	At 31 December 2009	Changes from the end of the preceding year (%)
Total assets (RMB millions)	914,276	866,475	5.52
Total equity attributable to shareholders of the Company (RMB millions)	392,816	377,182	4.14
Net assets per share attributable to equity shareholders of the Company (RMB)	4.531	4.350	4.14
	Three-month period ended 31 March 2010		Changes over the same period of the preceding year (%)
Net cash flow from operating activities (RMB millions)	30,149		(45.82)
Net cash flow from operating activities per share (RMB)	0.348		(45.82)

	Three-month period ended 31 March 2010	Three-month period ended 31 March 2009	Changes over the same period of the preceding year (%)
Net profit attributable to equity shareholders of the Company (RMB millions)	15,768	11,252	40.14
Basic earnings per share (RMB)	0.182	0.130	40.14
Basic earnings per share (before extraordinary gain and loss) (RMB)	0.180	0.130	38.46
Diluted earnings per share (RMB)	0.179	0.129	38.76
Weighted average return on net assets (%)	4.10	3.36	0.74 percentage points
Weighted average return (before extraordinary gain and loss) on net assets (%)	4.05	3.34	0.71 percentage points

Extraordinary gain/loss items	Three-month period ended 31 March 2010 (Income) /expense (RMB millions)
Gain on disposal of non-current assets	(27)
Donations	12
Gain on holding and disposal of various investments	(14)
Other non-operating income and expenses, net	(231)
Subtotal	(260)
Tax effect	65
Total	(195)
Attributable to: Equity shareholders of the Company	(192)
Minority interests	(3)

2.1.2           Financial data and indicators prepared in accordance with International Financial Reporting Standards (“IFRS”)

	At 31 March 2010	At 31 December 2009	Changes from the end of the preceding year (%)
Total assets (RMB millions)	929,823	877,842	5.92
Total equity attributable to equity shareholders of the Company (RMB millions)	391,312	375,661	4.17
Net assets per share (RMB)	4.513	4.333	4.17
Adjusted net assets per share (RMB)	4.437	4.254	4.30
	Three-month period ended 31 March 2010	Three-month period ended 31 March 2009	Changes over the same period of the preceding year (%)
Net cash generated from operating activities (RMB millions)	27,995	53,117	(47.30)
Profit attributable to the equity shareholders of the Company (RMB millions)	15,785	11,281	39.93
Basic earnings per share (RMB)	0.182	0.130	39.93
Diluted earnings per share (RMB)	0.179	0.129	38.76
Return on net assets (%)	4.03	3.32	0.71 percentage points

2.1.3           Differences between net profit under ASBE and profit for the period under IFRS for the first quarter of 2010 and shareholders' equity under ASBE and total equity under IFRS as at 31 March 2010

2.1.3.1                      Analysis of effects of major differences between the net profit under ASBE and the profit for the period under IFRS

	Three-month periods ended 31 March
	2010	2009
	RMB millions	RMB millions

Net profit under ASBE	16,600	11,719
Adjustments:
Revaluation of land use rights and others	20	33

Profit for the period under IFRS	16,620	11,752

2.1.3.2                      Analysis of the effects of major differences between the shareholders’ equity under ASBE and total equity under IFRS

	At 31 March 2010	At 31 December 2009
	RMB millions	RMB millions

Shareholders' equity under ASBE	416,953	400,585
Adjustments:
Revaluation of land use rights and others	(1,712)	(1,732)

Total equity under IFRS	415,241	398,853

2.2           Number of shareholders and top ten shareholders holding shares without selling restrictions

Number of shareholders as at 31 March 2010	Number of shareholders of Sinopec Corp. as at 31 March 2010: 908,841, comprising 901,787 holders of A shares and 7,054 holders of H shares.
	Top ten shareholders holding shares without selling restrictions
Name of shareholders	Number of shares held at the end of the reporting period 1,000 shares)	Type of shares (A, B, H share or others)
China Petrochemical Corporation	65,758,044	A
HKSCC (Nominees) Limited	16,671,168	H
Guotai Junan Securities Co., Ltd.	254,384	A
China Life Insurance Co.,Ltd-Dividend-Individual Dividend-005L—FH002 (Shanghai)	113,668	A
Shanghai Investment & Morgan China Premium Securities Investment Fund	48,623	A
SSE 50 Transaction Type Open Index Securities Investment Fund	43,969	A
Fortune SGAM Selected Sectors Fund	36,090	A
Changsheng Tongqing Separately-traded Stock Fund	36,017	A
China Post Core Growth Stock Securities Investment Fund	33,824	A
National Social Security Fund 102 Portfolio	33,243	A

2.3           Business Review

In the first quarter of 2010, China’s economy further rebounded. Encouraged by the Chinese government's policies for boosting domestic demand and improving the people’s livelihood the domestic demand for petroleum, natural gas and petrochemical products grew steadily. The Company took varioius proactive measures to expand the market, optimize the structure of products and increase the gross output. Meanwhile, high priority was placed on the safe operation, saving energy and reducing energy consumption, so the production of natural gas, refinery throughput of crude oil, sales volume of oil products and production of ethylene increased substantially, achieving good production and business results.

Exploration & Production: The Company sped up two-dimension and three-dimension seismic field acquisition and exploration, strengthened its work on non-conventional oil and gas resources. Meanwhile, the Company devoted more efforts to increase the recovery rate and single well capacity. Despite the impact of nature disasters such as blizzard and sea ice, the production of crude oil remained stable. The pipeline of Sichuan-to-East China gas project was put into safe and steady operation. In the first quarter, the output of crude oil amounted to 10.3806 million tonnes, a year-on-year reduction of 0.14%, and the output of natural gas amounted to 2.794 billion cubic meters, a year-on-year growth of 40.97%.

Oil Refining: The Company kept the refining facilities running at high capacity, made more efforts to adjust the structure of products and, according to the needs of production, increased the output of chemical light oil, as well as high value-added products such as asphalt, petroleum coke and liquefied petroleum gas, etc. Meanwhile, the Company endeavoured to organise new constructions and to put revamped / expanded facilities into operation. In the first quarter, the Company processed 49.5041 million tonnes of crude oil, a year-on-year growth of 20.42%.

Marketing and Distribution: The Company adapted itself to the changing market by expanding the market and enhancing the quality of services. It also developed non-oil business and improved the functions of service stations. Meanwhile, green service channels were opened to guarantee oil supply for supporting drought relief. In the first quarter, the domestic sales of oil products amounted to 32.8382 million tonnes, a year-on-year growth of 24.25%. The total number of service stations increased by 0.33%.

Chemicals: The Company endeavoured to strengthen the connection among production, sales and research, and optimize its production plan and structure of products according to the market demand. The operation of chemical facilities was kept at high capacity, and Tianjin ethylene project was put into smooth production. It devoted more efforts to develop new products, and increase the marketable and high value-added products. In the first quarter, the production of ethylene and synthetic resin hit 2.028 million tonnes and 2.9167 million tones respectively, a year-on-year growth of 36.29% and 20.72% respectively.

Summary of Principal Operational Results for the First Quarter

Operational Data	Unit	Three-month period ended 31st March	Changes (%)
Year 2010	Year 2009
	Exploration and Production
Crude oil production	10 thousand tonnes	1,038.06	1,039.56	(0.14)
Natural gas production	100 million cubic meters	27.94	19.82	40.97
Realised crude oil price	RMB/tonne	3,315.94	1,599.01	107.37
Realised natural gas price	RMB/thousand cubic meters	1006.53	961.53	4.68
	Refining (Note 1)
Refinery throughput	10 thousand tonnes	4,950.41	4,111.01	20.42
Gasoline, diesel and kerosene production	10 thousand tonnes	2,948.84	2,572.26	14.64
Of which: Gasoline	10 thousand tonnes	862.21	815.65	5.71
Diesel	10 thousand tonnes	1,799.58	1,538.40	16.98
Kerosene	10 thousand tonnes	287.05	218.21	31.55
Light chemical feedstock	10 thousand tonnes	850.32	577.29	47.30
Light yield	%	75.75	74.93	0.82 percentage points

Refining yield	%	94.80	93.66	1.14 percentage points
	Marketing and Distribution
Total domestic sales of refined oil products	10 thousand tonnes	3,283.82	2,642.83	24.25
Of which: Retail	10 thousand tonnes	2,018.58	1,736.70	16.23
Distribution	10 thousand tonnes	775.94	505.30	53.56
Wholesale	10 thousand tonnes	489.30	400.80	22.08
Total number of service stations (Note 2)	Stations	29,795	29,698	0.33
Of which: Company Owned and company-operated	Stations	29,158	29,055	0.35
Franchised	Stations	637	643	(0.93)
Throughput per station of owned and company-operated (Note 3)	tonnes	2,769	2,715	1.99
	Chemicals (Note 4)
Ethylene	10 thousand tonnes	202.80	148.80	36.29
Synthetic resins	10 thousand tonnes	291.67	241.60	20.72
Synthetic rubbers	10 thousand tonnes	24.01	19.83	21.08
Monomers and polymers for synthetic fibers	10 thousand tonnes	213.26	172.26	23.80
Synthetic fibers	10 thousand tonnes	32.65	31.49	3.68
Urea	10 thousand tonnes	48.69	36.17	34.61

Notes 1:                      The data of 2009 was restated due to acquisition of Qingdao Petrochemical;

Notes 2:                      The service station total number in 2009 was the year-end number;

Notes 3:                      Throughput per service station data was an annualized average;

Notes 4:                      Included 100% output of joint venture companies.

Capital Expenditure: In the first quarter, the capital expenditure was approximately RMB16.844 billion, among which RMB5.21 billion was used in exploration and production segment for Sichuan-to-East China gas project, Shengli oil field, Northwest oil field and Southwest oil field as well as pipeline construction. The capital expenditure for oil refining segment totalled RMB2.137 billion, which was mainly used for Tahe heavy crude oil refining project, Changling refinery revamping project, Beihai refinery revamping project, Rizhao-Yizheng crude oil pipeline and auxiliary projects. The capital expenditure in chemical sector was RMB5.509 billion, which was mainly used for Tianjin ethylene project and Zhenhai ethylene project, etc. The capital expenditure for marketing and distribution was RMB3.799 billion. With such input, the Company newly developed 337 service stations in key areas including highways, major cities and newly planned regions, and further accelerated the construction of transportation & distribution network of oil products. Other capital expenditures and the headquarter's research and information expenditures totalled RMB189 million.

§3           Significant Events

3.1

Significant changes of key accounting items and financial indices of the Company and the reasons for the changes:

Items of Consolidated Balance Sheet Amount	At 31 March 2010 Percentage	At 31 December 2009	Increase/(decrease)		Main Reason for Changes

	RMB millions		RMB millions	%
Notes receivable	6,596	2,110	4,486	212.61	The Company’s business scale has expanded, and the amount of notes discounted has reduced.
Account receivable	45,336	26,592	18,744	70.49	This was attributable to expanded business scale of the Company, and the price of crude oil has risen.
Other receivables	21,269	4,454	16,815	377.53	This was attributable to increase of receivables from the new joint venture.
Advance payments	6,375	3,614	2,761	76.40	This was attributable to increase of the number of unsettled commodities over the beginning of the year, and the price of crude oil has risen.
Non-current liabilities due within one year	3,519	6,641	(3,122)	(47.01)	The Company repaid the amount due of long-term borrowings.

Items of Consolidated Income Statement Amount Operating income	As at 31 March 2010 Percentage As at 31 March 2009 During the 3 Months RMB millions		Increase/(decrease)		Main Reason for Changes

			RMB millions	%
	438,209	227,499	210,710	92.62	The prices of crude oil and petrochemical products rose year-on-year, and the sales of crude oil and petrochemical products increased.
Operating cost	358,379	164,574	193,805	117.76	The price of crude oil rose sharply year-on-year.
Loss/Gain from changes in fair value	170	(51)	221	NA	H stock price fluctuation of the Company has caused alteration of the fair value abroad of convertible bond and embedded derivatives.
Investment income	1,026	564	462	81.91	The investment income of the Company from associates and jointly controlled entities increased year-on-year.
Total amount of profit	21,258	14,789	6,469	43.74
Apart from decline year-on-year of profits in refining sector, the prices of crude oil and petrochemical products rose year-on-year, leading to increase of profits from the upstream and chemical distribution business.

Net profits attributable to the equity shareholders of the Parent	15,768	11,252	4,516	40.14
Income tax expense	4,658	3,070	1,588	51.73	The increased income tax expense correspondingly brought by total amount of profit increased year-on-year.
Profits & losses of minority shareholders	832	467	365	78.16	The profits of controlled subsidiaries increased year-on-year.

3.2           The progress of significant events and their impacts as well as the analysis and explanations for the solutions

3.2.1           Acquisition of shares and loans of SSI owned by International Petroleum Exploration & Production Limited

On March 26, 2010, the fifth meeting of the Fourth Session of the Board of Directors of Sinopec Corp. approved the proposal of acquisition of shares and loans of Sonangol Sinopec International Limited (“SSI”) owned by China `Petrochemical Corporation. The consideration for the Target Shares is USD1.678 billion, and the consideration for the loan is USD 779,119,000 The aggregate consideration for the shares and the loan is USD 2.457 billion (equivalent to approximately RMB 16.776 billion). The SSI owns 50% equity of Angola Block 18, which is a deep sea area and divided into the east zone and the west zone . Eight oil fields have been discovered and exploration success rate reaches 100%. The east zone was put into production in October 2007. The daily output capacity is 0.24 million barrels, which is in an upward trend period. Trough this acquisition, Sinopec Corp. will enter into overseas oil and gas resources market, thus a good foundation laid for future acquisition. For details, please refer to relevant announcements published on 29 March 2010 in China Securities Journal, Shanghai Securities News, Securities Times and the websites of Shanghai Stock Exchange (http://www.sse.com.cn) and Hong Kong Stock Exchange (http://www.hkex.com.hk).

3.2.2

Total share capital changed

The RMB30 billion convertible bond with warrants in February 2008 was due on 3 March 2010. During the exercise period, an aggregate 188,292 warrants were exercised with an exercise ratio of 2:1 and exercise price of RMB19.15, which resulted in an increase of 88,774 Shares. Thus, the total share capital of Sinopec Corp. was increased from 86,702,439,000 Shares to 86,702,527,774 Shares.

3.3           Status of fulfillment of commitments undertaken by the Company, shareholder and actual controller.

□ applicable	□ not applicable

3.4           Caution and explanation as to the anticipated loss of accumulated net profits from the beginning of the year to the end of the next reporting period or significant changes over the same period of last year

□ applicable	□ not applicable

3.5

Implementation of Cash Dividend in the Reporting Period

Authorized at the Fifth Meeting of the Fourth Board of Directors of Sinopec Corp., the dividend distribution plan for the year ended on 31 December 2009 is RMB 0.18 per share(including tax). Deducting the interim dividend of RMB 0.07 per share, the final dividend for 2009 is RMB 0.11 per share, amounting to about RMB 15.61 billion of cash dividends for 2009. The proposal for distribution will be submitted to 2009 annual general meeting of Sinopec Corp. for approval. The final dividend will be distributed on Wednesday 30 June 2010 to all the shareholders whose names appear on the register of members of Sinopec Corp. on 11 June 2010 (Friday).

3.6           This quarterly results announcement is published in both Chinese and English languages. The Chinese version shall prevail.

By Order of the Board China Petroleum & Chemical Corporation Su Shulin Chairman

Beijing, the PRC 28 April 2010

As at the date of this announcement, the non-executive directors are Messrs. Su Shulin, Zhang Yaocang, Cao Yaofeng, Li Chunguang and Liu Yun; the executive directors of Sinopec Corp. are Messrs. Wang Tianpu, Zhang Jianhua, Wang Zhigang, Cai Xiyou, Dai Houliang; the independent non-executive directors are Messrs. Liu Zhongli, Ye Qing, Li Deshui, Xie Zhongyu, Chen Xiaojin.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Petroleum & Chemical Corporation

By:	/s/ Chen Ge
Name:	Chen Ge
Title:	Secretary to the Board of Directors

Date: April 29, 2010